Exhibit 16.1

May 2, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 28, 2014, of Sonic Automotive, Inc. and are in agreement with the statements contained in the second and third paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audits of the registrant’s 2013 and 2012 financial statements.

/s/ Ernst & Young LLP